Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of the capital stock of Graco Inc. (the “Company,” “we,” “us,” and “our”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Articles of Incorporation (the “Articles”) and our Restated Bylaws (the “Bylaws”), each of which is filed as an exhibit to our most recent Annual Report on Form 10-K. We encourage you to read our Articles, our Bylaws and the applicable provisions of the Minnesota Business Corporation Act (the “MBCA”) for additional information.

General

Authorized Capital Stock. The Company is authorize to issue up to 291,000,000 shares of common stock, par value $1.00 per share (“Common Stock”), 3,000,000 shares of preferred stock, par value $1.00 per share (“Preferred Stock”), and 22,549 shares of cumulative preferred stock, par value $100.00 per share (“Cumulative Preferred Stock”). Our Common Stock is listed and principally traded on the New York Stock Exchange under the symbol “GGG.” All outstanding shares of our Common Stock are fully paid and nonassessable.

Dividend Rights. Subject to the rights of holders of outstanding shares of Preferred Stock or Cumulative Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends when and as declared by our Board of Directors out of any funds legally available for the payment of dividends.

Voting Rights. The holders of Common Stock are entitled to one vote for each share held on all matters voted on by shareholders, including the election of directors, subject to the voting rights of any Preferred Stock then outstanding. The holders of Common Stock are not entitled to cumulative voting of their shares in the election of directors. Directors are to be elected by a majority of the votes cast by the holders of Common Stock entitled to vote and present in person or represented by proxy, provided that if the number of nominees standing for election at any meeting of the shareholders exceeds the number of directors to be elected, the directors will be elected by a plurality of the votes cast.

Liquidation Rights. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the remaining assets of the Company, subject to the liquidation preference of any Preferred Stock and Cumulative Preferred Stock then outstanding.

Other Rights and Preferences. The holders of Common Stock do not have any preemptive right to purchase or subscribe to any issue of shares of the Company or any security of the Company convertible into shares. There are no redemption or sinking fund provisions applicable to our Common Stock.

Certain Provisions of Our Articles and Bylaws

Business Combinations. Our Articles provide that the affirmative vote of at least two-thirds of the outstanding shares of voting stock of the Company is required for the approval or authorization of any “Business Combination” with any “Related Person.” A “Business Combination” refers generally to: (i) any merger or consolidation of the Company or a subsidiary with or into a Related Person; (ii) any exchange of shares of the Company or a subsidiary for the shares of a Related Person; (iii) any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of the Company or of a subsidiary to or with a Related Person; (iv) any sale, lease, exchange, transfer or other disposition of all or any substantial part of the assets of a Related Person to or with the Company or a subsidiary; (v) the issuance of any securities of the Company or a subsidiary to a Related Person; (vi) any recapitalization or reclassification that would have the effect of increasing the voting power of a Related Person; and (vii) any agreement, contract or other arrangement providing for any of the foregoing types of transactions. A “Related Person” refers to and includes any individual, corporation, partnership or other person or entity which, together with its affiliates and associates, beneficially owns in the aggregate 15% or more of the outstanding voting stock of the Company. The two-thirds voting requirement does not apply if a majority of the continuing directors have expressly approved the Business Combination, or the Business Combination is a merger, consolidation, exchange of shares or sale of all or substantially all of the assets of the Company and the cash or fair market value of the property, securities or other consideration to be received per share by holders of Common Stock (other than the Related Person) is not less than the highest per share price paid by the Related Person in acquiring any of its holdings of Common Stock during the two-year period prior to the effective date of the Business Combination or the distribution of the proceeds of a sale of assets. The provisions of the Articles pertaining to Business Combinations may not be repealed or amended unless such action is approved by the affirmative vote of at least two-thirds of the outstanding shares of voting stock of the Company.

Special Meetings of Shareholders. Our Bylaws provide that a special meeting called by a shareholder for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the Board of Directors for that purpose, must be called by a shareholder or shareholders holding at least 25% of the voting power of all shares entitled to vote.

Classification of the Board of Directors. Our Bylaws provide that the Company’s Board of Directors is divided into three classes of directors serving staggered three-year terms. The classification of our directors may make it more difficult for shareholders to change the composition of the Board of Directors in a short period of time.

Preferred Stock. Our Articles provide that our Board of Directors may issue one or more series of Preferred Stock from time to time without shareholder approval. The issuance of Preferred Stock without shareholder approval could discourage or make more difficult attempts to take control of the Company through a merger, tender offer, proxy contest or otherwise. Preferred Stock with special voting rights or other features issued to persons favoring the Company’s management could stop a takeover by preventing the person trying to take control of the Company from acquiring enough voting shares necessary to take control.

Shareholder Proposals. At an annual meeting of shareholders, the business to be conducted shall be only such business that is brought before the meeting: (i) by or at the direction of the Board of Directors; or (ii) by any shareholder of the Company entitled to vote at the meeting who complies with the notice procedures set forth in the Bylaws.

Nomination of Director Candidates. Nominations of persons for election to the Board of Directors may be made at an annual meeting of shareholders: (i) by or at the direction of the Board of Directors; or (ii) by any shareholder of the Company entitled to vote at the meeting who complies with the notice procedures set forth in the Bylaws.

Certain Provisions of the MBCA

Shareholder Action by Unanimous Written Consent. Section 302A.441 of the MBCA provides that action may be taken by shareholders without a meeting only by unanimous written consent.

Control Share Provision. Section 302A.671 of the MBCA applies, with certain exceptions, to any acquisition of the Company’s voting stock (from a person other than the Company and other than in connection with certain mergers and exchanges to which the Company is a party) resulting in the acquiring person owning 20% or more of the Company’s voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by both (i) the affirmative vote of the holders of a majority of the shares entitled to vote, including shares held by the acquiring person, and (ii) the affirmative vote of the holders of a majority of the shares entitled to vote, excluding all interested shares. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by the Company within 30 days after the acquiring person has failed to give a timely information statement to the Company or the date the shareholders voted not to grant voting rights to the acquiring person’s shares.

Business Combination Provision. Section 302A.673 of the MBCA generally prohibits the Company or any of its subsidiaries from entering into any merger, share exchange, sale of material assets or similar transaction with a 10% shareholder within four years following the date the person became a 10% shareholder, unless either the transaction or the person’s acquisition of shares is approved prior to the person becoming a 10% shareholder by a committee of all of the disinterested members of the Board of Directors.

Takeover Offer; Fair Price. Under Section 302A.675 of the MBCA, an offeror may not acquire shares of a publicly held corporation within two years following the last purchase of shares pursuant to a takeover offer with respect to that class, including acquisitions made by purchase, exchange, merger, consolidation, partial or complete liquidation, redemption, reverse stock split, recapitalization, reorganization, or any other similar transaction, unless (i) the acquisition is approved by a committee of the board’s disinterested directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer, or (ii) shareholders are afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

Greenmail Restrictions. Under Section 302A.553 of the MBCA, a corporation is prohibited from buying shares at an above-market price from a greater than 5% shareholder who has held the shares for less than two years unless (i) the purchase is approved by holders of a majority of the outstanding shares entitled to vote, or (ii) the corporation makes an equal or better offer to all shareholders for all other shares of that class or series and any other class or series into which they may be converted.